TSX: EQX NYSE-A: EQX

Special Meeting of Shareholders

July 22, 2026

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the special meeting ("Meeting") of the shareholders of Equinox Gold Corp. ("Company") held on July 22, 2026.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Share Issuance Resolution

On a vote by ballot, the shareholders approved the issuance of up to 421,770,377 common shares of the Company in connection with the acquisition by the Company of all the outstanding shares of Orla Mining Ltd.

Votes For	% For	Votes Against	% Against
507,548,903	99.83%	866,815	0.17

Yours truly,

Equinox Gold Corp.

/s/ Jacqlin Anthony

General Counsel and Corporate Secretary

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8
ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com